Exhibit 3

EXTRAORDINARY General Meeting of Shareholders

Affimed N.V.

to be held on Thursday, January 21, 2016 at 15:00 hrs. (CET) at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands.

Agenda
1.	Opening and announcements	Non-voting
2.	Appointment of a new managing director: Dr. Jörg Windisch	Voting item
3.	Appointment of a new supervisory director: Dr. Bernhard R.M. Ehmer	Voting item
4.	Any other business	Non-Voting
5.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Appointment of a new managing director: Dr. Jörg Windisch

The Supervisory Board has resolved in its meeting of December 15, 2015, on the recommendation of the nomination and corporate governance committee, to determine the number of Managing Directors at four (4) and to nominate Dr. Jörg Windisch for appointment as Managing Director, with the title Chief Operating Officer (COO), for a term ending at the end of the annual general meeting of the Company to be held in 2019. The nomination of Dr. Windisch is made in accordance with article 7.2.2. of the Company's articles of association.

Dr. Windisch was born in Innsbruck, Austria and has the Austrian nationality. He grew up and was educated in Austria, Germany and the US. He has been working on the development of both, innovative and follow-on biologics for his entire professional career. He joined Novartis in 1996 in the biologics unit of Sandoz. He was a day one member of the company's biosimilars program and played leading roles in the development of Sandoz' Somatropin product (Omnitrope®), the first ever biosimilar medicine, as well as of the company's Epoetin alfa (Binocrit®) and Filgrastim (Zarzio®) products. Over 15 years, he built up an international technical development organization for biologics comprising several hundred experts. For 5 years, Dr. Windisch also led the joint biologics technical development and manufacturing organization for Novartis Pharma and Sandoz and was involved in the development and manufacturing of about 20 biologics, 6 of which are currently marketed. In addition, Dr. Windisch has broad experience in project management, quality and regulatory affairs, including the preparation for an FDA Oncological Drug Advisory Committee hearing.

Dr. Windisch's management services agreement provides for a term of appointment of three years ending at the end of the annual general meeting of the Company to be held in 2019. The remuneration of Dr. Windisch will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Windisch’s management services agreement, including the remuneration package of Dr. Windisch.

Fixed annual salary:	EUR 305,000 gross
One time sign on bonus:	EUR 50,000 gross
Variable compensation (cash bonus):	Maximum of 30% of the fixed annual salary
Annual allowances:	EUR 44,000 gross (to be used for pension plans, retirement insurance etc.)
Long term equity incentive:	Participation in Affimed's equity incentive award plan (“Option Plan 2014”) with an initial grant of 150,000 stock options and further 100,000 stock options on the first anniversary of the effective date of the management services agreement.
Severance:	100% of the gross annual compensation (fixed salary) and the variable compensation pro-rated for the term of service during such year.
Change of control payment:	150% of the gross annual compensation (fixed salary) plus an amount equal to the average variable compensation over the last two years.

3	Appointment of a new supervisory director: Dr. Bernhard R.M. Ehmer

There is a vacancy of one Board seat in the Supervisory Board. The Supervisory Board has resolved in its meeting of December 15, 2015, on the recommendation of the nomination and corporate governance committee, to nominate Dr. Ehmer for appointment as Supervisory Board director for a term ending at the end of the annual general meeting of the Company to be held in 2019. The nomination of Dr. Ehmer is made in accordance with article 7.6.2. of the Company's articles of association.

Dr. Ehmer was born in Kandel, Germany and has the German nationality. Dr. Ehmer is chairman of the Board of management of Biotest AG since January 2015. Prior to this he worked for the Imclone Group, a wholly owned subsidiary of Eli Lilly as president of Imclone Systems Corporation in the United States and as managing director in Germany. 2007/2008 he was CEO of Fresenius Biotech, Germany. From 2000 until 2005 Dr. Ehmer headed the Business Area Oncology of Merck KgaA, Darmstadt - from 1998 until 2000 he was head of "Global Clinical Operations" at Merck. Between 1986 and 1998 he held various functions at Boehringer Mannheim in Germany, Italy and Singapore. Bernhard Ehmer holds a degree in medicine and worked in Internal Medicine at the Academic Teaching Hospital of the University of Heidelberg with focus on Cardiology/Intensive Care until he joined the pharmaceutical industry in 1986.

The Supervisory Board nominates Dr. Ehmer for appointment as a member of the Supervisory Board particularly because of his extensive experience in the fields of clinical development of biopharmaceuticals.

Dr. Ehmer's experience and background fit very well in the profile the Supervisory Board drafted for this position. The appointment of Dr. Ehmer will be for a maximum term of four years, with the possibility to extend for consecutive terms of a maximum of four years, up to a total maximum term of twelve years.

Dr. Ehmer does hold 5,000 shares in the capital of the Company.

4	Any other business

5	Closing

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